Exhibit 99.1

FF301 Page 1 of 11 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 November 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Zhihu Inc. Date Submitted: 05 December 2024 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,550,000,000 USD 0.000125 USD 193,750 Increase / decrease (-) 0 USD Balance at close of the month 1,550,000,000 USD 0.000125 USD 193,750 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.000125 USD 6,250 Increase / decrease (-) 0 USD Balance at close of the month 50,000,000 USD 0.000125 USD 6,250 Total authorised/registered share capital at the end of the month: USD 200,000

FF301 Page 2 of 11 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 277,574,285 0 277,574,285 Increase / decrease (-) -31,069,128 0 Balance at close of the month 246,505,157 0 246,505,157 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02390 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 17,393,666 0 17,393,666 Increase / decrease (-) -1,946,888 0 Balance at close of the month 15,446,778 0 15,446,778 Remarks: Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 277,482,698 and 246,496,859 respectively.

FF301 Page 3 of 11 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time) 1,213,756 Lapsed -4,488 1,209,268 0 0 1,209,268 0 General Meeting approval date (if applicable) 2). 2022 Plan (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 0 0 0 0 13,042,731 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (AA1) Decrease in treasury shares: 0 WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 0

FF301 Page 4 of 11 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 11 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 11 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time) 0 0 58,788 2). 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 0 10,070,788 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of 30 November 2024, (i) 58,788 shares of the issuer may be issued pursuant to the restricted shares granted under 2012 Plan; and (ii) 10,070,788 shares of the issuer may be issued pursuant to the restricted share units granted under 2022 Plan. 172,800 restricted shares granted under 2012 Plan and 181,653 restricted share units granted under 2022 Plan were cancelled during the month.

FF301 Page 7 of 11 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02390 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased and cancelled) 08 November 2024 16 October 2024 -33,016,016 2). Conversion of Class B ordinary shares to Class A ordinary shares 08 November 2024 1,946,888 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02390 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Conversion of Class B ordinary shares to Class A ordinary shares 08 November 2024 -1,946,888 Increase/ decrease (-) in issued shares (excluding treasury shares): -31,069,128 WVR ordinary shares A (EE1) Increase/ decrease (-) in issued shares (excluding treasury shares): -1,946,888 WVR ordinary shares B (EE1) Increase/ decrease (-) in treasury shares: WVR ordinary shares A (EE2) Increase/ decrease (-) in treasury shares: WVR ordinary shares B (EE2) Remarks: Class A: 1) A total of 33,016,016 Class A ordinary shares were bought-back and cancelled by the Company on 8 November 2024 on completion of the conditional voluntary cash offers of the Company to buy back its Class A ordinary shares (including in the form of ADSs). Please refer to (i) the Company's offer document dated 9 September 2024, (ii) announcements dated 19 July 2024 and 16, 23 and 30 October 2024 and 8 November 2024; and (iii) next day disclosure return dated 8 November 2024 for details. Class A: 2) & Class B: 1) Subsequent to the cancellation of the repurchased 33,016,016 Class A ordinary shares on 8 November 2024, 1,946,888 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules.

FF301 Page 8 of 11 v 1.1.1 Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -31,069,128 WVR ordinary shares A Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -1,946,888 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares B

FF301 Page 9 of 11 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Lau Yee Wa Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.